Ecopetrol advances acquisition of the Jemeiwaa Ka’I wind cluster in La Guajira with the purchase of a 49% interest in the JK1 and JK2 wind projects

Bogota D.C., May 19, 2026

Ecopetrol S.A (BVC: ECOPETROL; NYSE: EC) announces that, pursuant to the Investment Framework Agreement entered into with AES Colombia & CIA SCA E.S.P. (“AES Colombia”), as disclosed on April 14, 2025, the conditions precedent and legal requirements for the acquisition of a 49% interest in two of the six projects comprising the wind cluster have been fulfilled.

The JK1 and JK2 projects are located in the Department of La Guajira and have an aggregate acquisition value of approximately USD 25.5 million. The projects have an assigned capacity of 259 MW and include a 35-kilometer transmission line connecting them to the collector substation. Ecopetrol and AES Colombia are working on the execution and operation framework for the development of the projects through a special purpose vehicle, in the form of an autonomous patrimony.

Following completion of construction and commencement of operations, the JK1 and JK2 projects are expected to generate approximately 1,100 GWh annually, representing approximately 12% of the Ecopetrol Group’s average energy demand. The projects are expected to improve energy cost efficiency and strengthen operational reliability. In addition, they are anticipated to support the Group’s energy transition strategy by delivering estimated decarbonization benefits of approximately 4.3 million tons of CO₂ equivalent.[1]

In connection with this transaction, the conditions precedent for the remaining four projects comprising the Jemeiwaa Ka’I wind cluster remain pending. Once satisfied, those conditions will enable completion of the acquisition of the remaining portion of the 49% interest in the cluster.

Ecopetrol will timely inform the market of any further developments in this process, in accordance with applicable regulations, until the acquisition of the ownership interest in the cluster is completed.

Once all applicable conditions precedent and legal requirements for the closing of the transaction have been satisfied, Ecopetrol will disclose the relevant information in accordance with the applicable legal and regulatory framework through this same channel or through any other means required by applicable law or regulation.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co

[1] Equivalent to removing cars and motorcycles from circulation in the city of Bogotá for approximately 570 days. This estimate is based on a 25-year operating projection and uses as reference an emissions reduction of 7,600 tons recorded during Bogotá’s “Car-Free Day” (September 22, 2022)